Exhibit h(5)

Domini Social Investments LLC

536 Broadway, 7th Floor

New York, New York 10012

August 15, 2009

Domini Social Investment Trust

536 Broadway, 7th Floor

New York, New York 10012

Re:	Amended and Restated Expense Limitation Agreement

Ladies and Gentlemen:

Domini Social Investments LLC currently provides oversight and administrative and management services to Domini Social Investment Trust (the “Trust”), a Massachusetts business trust. We hereby agree with the Trust that we will waive expenses payable to us by the Trust’s series set forth below (each a “Fund”) or will reimburse the Fund for all expenses payable by the Fund to the extent necessary so that the Fund’s aggregate expenses (excluding brokerage fees and commissions, interest, taxes, and other extraordinary expenses), net of waivers and reimbursements, would not exceed, on a per annum basis, the percentage set forth below of that Fund’s average daily net assets.

Fund	Expense Cap
Domini Social Equity Fund – Investor Shares	1.25%
Domini Social Equity Fund – Class A shares	1.18%
Domini Social Equity Fund – Institutional Shares	0.75%
Domini Social Equity Fund – Class R Shares	0.90%
Domini International Social Equity Fund – Investor Shares	1.60%
Domini International Social Equity Fund – Class A Shares	1.57%
Domini Social Bond Fund	0.95%

The agreement in this letter shall take effect on November 27, 2009, and shall remain in effect until November 30, 2010, absent an earlier modification by the Board of Trustees, which oversees the Fund.

Please sign below to confirm your agreement with the terms of this letter.

Sincerely,

Domini Social Investments LLC

By:	/s/ Amy L. Domini
CEO and Manager

Agreed: Domini Social Investment Trust

By:	/s/ Maurizio Tallini
Chief Compliance Officer and Vice President